UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Watermark Lodging Trust, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

Class T common stock, par value $0.001 per share

(Title of Class of Securities)

94184W 100

94184W 209

(CUSIP Number)

Russell Gimelstob & Alex Halpern

c/o ACP Watermark Intermediate LLC

11777 San Vicente Blvd., Suite 650

Los Angeles, California 90049

Telephone: (877) 410-1250

Todd E. Molz

Managing Director, General Counsel and Chief Administrative Officer

c/o Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

Telephone: (213) 830-6300

Copy to:

Brad Helms

Latham & Watkins LLP

355 South Grand Avenue, Suite 100

Los Angeles, CA 90071

Telephone: (213) 891-8640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 94184W 100

1.	Name of Reporting Person: ACP Watermark Investment LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(2)
14.	Type of Reporting Person: OO

(1)

Represents warrants to purchase Class A Operating Partnership Units (“OP Units”) of CWI 2 OP, LP, a Delaware limited partnership (the “Operating Partnership”) and subsidiary of Watermark Lodging Trust, Inc. (the “Issuer”). The OP Units may be redeemed by the holder thereof any time after January 24, 2021, for cash or, at the election of the Issuer, into shares of the Issuer’s Class A Common Stock on a one-for-one basis, subject to customary anti-dilution protections.

(2)	Based upon 228,748,349.55 shares of the Issuer’s Class A and Class T Common Stock (together, “Common Stock”) outstanding on July 17, 2020, as reported by the Issuer.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: ACP Watermark Intermediate LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: OO

(1)	Solely in its capacity as managing member of ACP Watermark Investment LLC, a Delaware limited liability company (“ACP”), the holder of the securities that are the subject of this Schedule 13D.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Ascendant Capital GP MM LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: OO

(1)	Solely in its capacity as the indirect owner of, and indirect managing member of, ACP Watermark Intermediate LLC, a Delaware limited liability company.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Russell Lewis Gimelstob
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: IN

(1)	Solely in his capacity as the sole member of Ascendant Capital GP MM LLC, a Delaware limited liability company.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Watermark GAP Holdco, L.P.
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: PN

(1)	Solely in its capacity as a member of ACP, the holder of the securities that are the subject of this Schedule 13D.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Oaktree Fund GP, LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: OO

(1)	Solely in its capacity as the general partner of Watermark GAP Holdco, L.P., a Delaware limited partnership.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Oaktree Fund GP I, L.P.
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC, a Delaware limited liability company.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Oaktree Capital I, L.P.
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P., a Delaware limited partnership.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: OCM Holdings I, LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P., a Delaware limited partnership.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Oaktree Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC, a Delaware limited liability company.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Oaktree Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC, a Delaware limited liability company.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Oaktree Capital Group Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: OO

(1)	Solely in its capacity as the indirect owner of the common shares of Oaktree Capital Group, LLC, a Delaware limited liability company.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Brookfield Asset Management Inc.
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC, a Delaware limited liability company.

CUSIP No.: 94184W 100

1.	Name of Reporting Person: Partners Limited
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,778,446(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,778,446(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,778,446(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.8%(1)
14.	Type of Reporting Person: HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc., a Canadian corporation.

Item 1.	Security and Issuer

This Schedule 13D relates to the warrants (the “Warrants”) to purchase 16,778,446 Class A Operating Partnership Units (the “OP Units”) of CWI 2 OP, LP, a Delaware limited partnership (the “Operating Partnership”) and subsidiary of Watermark Lodging Trust, Inc., a Maryland corporation (the “Issuer”). The Warrant exercise price is $0.01 per OP Unit, and the Warrants are set to expire on July 24, 2027. The number of OP Units into which the Warrants are exercisable is subject to customary adjustments. The OP Units in turn may be redeemed by the holder thereof any time after January 24, 2021, for cash or, at the election of the Issuer, into shares of the Issuer’s Class A common stock, $0.001 par value per share (“Class A Common Stock”), on a one for one basis, subject to customary anti-dilution protections.

The Issuer’s principal executive office is located at 150 N. Riverside Plaza, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a) – (c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by each of the following persons (collectively, the “Reporting Persons”):

i.	ACP Watermark Investment LLC, a Delaware limited liability company (“ACP”), the holder of the securities that are the subject of this Schedule 13D;

ii.	ACP Watermark Intermediate LLC, a Delaware limited liability company (“Ascendant Member”), in its capacity as the managing member of ACP;

iii.	Ascendant Capital GP MM LLC, a Delaware limited liability company, in its capacity as the indirect owner, and indirect managing member of, Ascendant Member (“Ascendant GP”);

iv.

Russell Lewis Gimelstob, in his capacity as the sole member of Ascendant GP (“Mr. Gimelstob”) (ACP, Ascendant Member, Ascendant GP and Mr. Gimelstob are collectively referred to herein as the “Ascendant Reporting Persons”);

v.	Watermark GAP Holdco, LP, a Delaware limited partnership (“Oaktree Member”), in its capacity as a member of ACP;

vi.	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as the general partner of Oaktree Member;

vii.	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the managing member of Fund GP;

viii.	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

ix.	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

x.	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), in its capacity as the managing member of Holdings I;

xi.	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;

xii.	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH”), in its capacity as the indirect owner of the class B units of OCG;

xiii.	Brookfield Asset Management Inc., a Canadian corporation (“BAM”), in its capacity as the indirect owner of the class A units of OCG; and

xiv.

Partners Limited, a Canadian corporation (“Partners”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM (Oaktree Member, Fund GP, GP I, Capital I, Holdings I, Holdings, OCG, OCGH, BAM and Partners are collectively referred to herein as the “Oaktree Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of July 31, 2020, a copy of which is attached hereto as Exhibit 1.

Set forth in attached Schedule I is a listing of the directors, executive officers, members and general partners, as applicable, of each of the Reporting Persons (collectively, the “Covered Persons”), and Schedule I is incorporated by reference into this Item 2.

The principal business address of the Ascendant Reporting Persons is 11777 San Vincente Blvd., Suite 650, Los Angeles, California 90049. The principal business address of the Oaktree Reporting Persons, other than BAM and Partners, is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business address of BAM is 181 Bay Street, Suite 300, Toronto, Ontario, Canada, M5J 2T3 and the principal business address of Partners is 51 Yonge Street, Suite 400, Toronto, Ontario, Canada, M5E 1J1.

(d) and (e) During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 24, 2020, ACP acquired 200,000 shares of the Issuer’s newly designated 12% Series B Cumulative Redeemable Preferred Stock, liquidation preference $1,000.00 per share (the “Series B Preferred Stock”), and the Warrants (collectively with the Series B Preferred Stock, the “Issuer’s Securities”), for an aggregate purchase price of $200,000,000, in accordance with the Securities Purchase Agreement, dated as of July 21, 2020, by and among the Issuer, ACP, the Operating Partnership, and, solely with respect to the guaranty therein, certain other parties thereto (the “Purchase Agreement”). The source of funds for such transaction was capital contributions of the members of ACP. ACP did not borrow funds to purchase the Issuer’s Securities.

Item 5(c) below is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The acquisitions of the Issuer securities made by the Reporting Persons described in this Schedule 13D were for investment purposes.

On July 21, 2020, the Issuer, the Operating Partnership, ACP and, solely with respect to the guaranty therein, certain other parties thereto entered into the Purchase Agreement. Pursuant to the Purchase Agreement, the Issuer, in a private placement made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, agreed to issue and sell to ACP 200,000 shares of Series B Preferred Stock and the Warrants to purchase 16,778,446 OP Units, for an aggregate purchase price of $200,000,000 (the “Private Placement”). ACP has also committed to provide, upon satisfaction of certain conditions, up to an additional $250 million to purchase additional shares of the Series B Preferred Stock, during the 18 months following the consummation of the Private Placement, to be used for specified purposes as agreed by the Issuer and ACP. The Private Placement closed on July 24, 2020.

Purchase Agreement

Director Designation and Election Rights

The Issuer has agreed to cause two designees of ACP to be appointed as members of the Board of Directors of the Issuer (the “Board”) (the “Purchaser Directors”) at the closing of the Private Placement, which will initially be Mr. Gimelstob and Alex Halpern (“Mr. Halpern”). As set forth in the Articles Supplementary (as defined below), such Purchaser Directors will serve until the next annual meeting of stockholders of the Issuer and, thereafter, holders of at least majority of the liquidation preference of the Series B Preferred Stock then outstanding (the “Majority Holders”) will be entitled to elect (i) two Purchaser Directors as long as ACP and its affiliates beneficially hold Series B Preferred Stock with an aggregate liquidation preference of $150 million or more, and (ii) one Purchaser Director so long as ACP and its affiliates hold Series B Preferred Stock with an aggregate liquidation preference of $50 million or more. If ACP or the Majority Holders elect not to designate or elect a Purchaser Director, then ACP, acting by the consent of the Majority Holders, may cause one non-voting observer of the Board to be appointed.

Voting Agreement

For so long as ACP beneficially owns shares of Class A Common Stock, Warrants or OP Units that represent, in the aggregate and on an-as exercised basis, at least 4.0% of the Issuer’s outstanding Common Stock plus OP Units plus OP Units issuable upon exercise of the Warrants, and provided that dividends on the Series B Preferred Stock then held by ACP are not in arrears, ACP has agreed to vote all shares of Common Stock held by it (a) in favor of each director nominee recommended by the Board for approval, (b) against any director nominee that has not been recommended by the Board, and (c) in favor of any “say-on-pay” proposal.

Standstill Restrictions

From the closing of the Private Placement and until the later of (i) July 24, 2022 and (ii) the date ACP no longer has certain information rights pursuant to the Purchase Agreement, ACP and its affiliates will be subject to certain customary standstill obligations that restrict them from, among other things, purchasing additional securities of the Issuer, subject to certain exceptions set forth in the Purchase Agreement. ACP will continue to have information rights pursuant to the Purchase Agreement so long as the Series B Preferred Stock remains outstanding or ACP elects to irrevocably waive such information rights.

Liquidity Option

If certain specified liquidity events, including, among others, a listing upon a domestic or foreign national securities exchange, have not occurred prior to July 24, 2028, then ACP shall, within six months of July 24, 2028, have the option to cause the Operating Partnership to repurchase certain of ACP’s OP Units or shares of Common Stock at a price equal to 95% of the most recent estimated net asset value of a share of Common Stock approved by the Board and publicly announced by the Issuer. The Issuer will have the right to elect to pay such consideration in the form of cash or in the form of a two year note bearing a 5% annual interest rate.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement. See Item 7.

Series B Preferred Stock

On July 24, 2020, the Maryland Department of Assessments and Taxation accepted the Company’s Articles Supplementary to classify and designate 1,300,000 shares of authorized but unissued preferred stock of the Issuer, par value $0.001 per share, as Series B Preferred Stock (the “Articles Supplementary”).

The Series B Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Issuer, (i) senior to all classes or series of Common Stock and to all classes or series of stock of the Issuer other than Parity Stock (as defined below) and Senior Stock (as defined below) (collectively, “Junior Stock”), (ii) on parity with the Issuer’s Series A Cumulative Redeemable Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), with respect to rights to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Issuer, and with all other classes or series of stock of the Issuer, the terms of which expressly provide that such class or series ranks on a parity basis with the Series B Preferred Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Issuer (collectively, “Parity Stock”), and (iii) junior to all classes or series of stock of the Issuer, the terms of which expressly provide that such class or series ranks senior to the Series B Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Issuer (collectively, “Senior Stock”).

The holders of shares of Series B Preferred Stock will be entitled to receive, when, as and if authorized by the Board and declared by the Issuer, out of funds legally available for the payment of dividends, cumulative dividends (“Dividends”) per each share of Series B Preferred Stock at the rate of 12% per annum (the “Dividend Rate”) of the liquidation preference per share of Series B Preferred Stock. Dividends will be paid in cash or in the form of additional shares of Series B Preferred Stock (“PIK Shares”) with the value thereof equal to the liquidation preference of such shares, at the option of the Issuer. Dividends on each share of Series B Preferred Stock (including any PIK Shares) will accrue on the then-applicable liquidation preference thereof and on all unpaid Dividends that have accrued and accumulated for all dividend periods ending prior to such date on such share, whether or not authorized or declared (the “Accrued Dividends”), on a daily basis and compound quarterly from and including the date of issuance of such share, whether or not authorized or declared and whether or not the Issuer has assets legally available to make payment thereof, at a rate equal to the Dividend Rate. If the Issuer fails to declare and pay a full Dividend on the Series B Preferred Stock on any Dividend Payment Date (as defined below), then the amount of such unpaid Dividend will automatically be added to the amount of Accrued Dividends on such share on the applicable Dividend Payment Date without any action on the part of the Issuer or any other person. The Dividend Rate is subject to increase by an additional 4% per annum upon certain events of default by the Issuer, as provided in the Articles Supplementary (such increase, the “Excess Dividend”).

Dividends on each share of Series B Preferred Stock will accrue and be cumulative from and including the date of issuance of such share of Series B Preferred Stock and will be payable quarterly in arrears on each January 15, April 15, July 15 and October 15 (each, a “Dividend Payment Date”), commencing October 15, 2020, to the holder thereof on the applicable record date. Any Dividend payment made on shares of the Series B Preferred Stock will first be credited against the earliest Accrued Dividend due with respect to such shares which remains payable.

If at any time any PIK Shares are outstanding or there are any Accrued Dividends, the Issuer may not pay or set aside dividends with respect to Junior Stock, or redeem, purchase or otherwise acquire Junior Stock, in each case, subject to certain exceptions.

On the fifth anniversary of the closing of the Private Placement, the Issuer will redeem all shares of Series B Preferred Stock at a redemption price, payable in cash, equal to the then applicable liquidation preference plus all accrued and unpaid Dividends (including Dividends on PIK shares). The Issuer, at its option, may redeem for cash, in whole or in part from time to time, any or all of the outstanding shares of Series B Preferred Stock (each, an “Optional Redemption”) upon giving the notice described in the Articles Supplementary at a price determined in the Articles Supplementary. If the Issuer undergoes a Fundamental Change (as defined in the Articles Supplementary), holders of shares of Series B Preferred Stock may require the Issuer to repurchase any or all of such shares of Series B Preferred Stock for a cash purchase price equal to the then-applicable Optional Redemption price. If the Issuer fails to redeem in full, in cash, all the shares of Series B Preferred Stock required or sought by Holders to be redeemed pursuant to the Articles Supplementary by the applicable deadline (i) the Dividend Rate will immediately be increased by the Excess Dividend, unless the Excess Dividend is already then in effect, (ii) no further dividends or distributions on, and no purchases of, Junior Stock will be permitted, subject to certain exceptions, and (iii) ACP and its affiliates and permitted transferees will have the right to require the Issuer to sell certain assets and properties of the Issuer for net proceeds in an amount sufficient to pay all unpaid redemption amounts due, subject to the conditions specified in the Articles Supplementary.

Except for the rights expressly conferred by the Articles Supplementary or as required by the Maryland General Corporation Law, the holders of the outstanding shares of Series B Preferred Stock will not be entitled to (i) vote on any matter, or (ii) receive notice of, or to participate in, any meeting of stockholders at which they are not entitled to vote.

The vote or consent of the Majority Holders is required for certain corporate actions of the Issuer, including with respect to certain amendments to the governing documents of the Issuer and the Operating Partnership, the authorization or creation of Parity Stock or Senior Stock, certain incurrences of corporate indebtedness and certain sales of assets of the Issuer, as more fully described in the Articles Supplementary.

If the Issuer intends to issue any additional shares of Series B Preferred Stock not contemplated to be sold to ACP pursuant to the Purchase Agreement or other Parity Stock, then the holders of the Series B Preferred Stock will have preemptive rights to participate in such offering.

The foregoing description of the Articles Supplementary does not purport to be complete and is qualified in its entirety by the full text of the Articles Supplementary. See Item 7.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and any actions the Reporting Persons might undertake will be dependent upon their respective review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions.

Mr. Halpern is employed as the Managing Partner and Vice President of, and Mr. Gimelstob is employed as the Chief Executive Officer of, Ascendant Member, and were designated to the Board by ACP, and appointed to the Board effective July 24, 2020. Mr. Halpern is not deemed to be a beneficial owner of the securities held by ACP.

Mr. Gimelstob is deemed to beneficially own the securities held by ACP and is a Reporting Person. Mr. Halpern and Mr. Gimelstob may engage in communications with the Issuer’s other directors and members of management, and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same.

Other than as described herein, none of the Reporting Persons nor, to their best knowledge, any Covered Persons currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may review or reconsider or change their purpose or, subject to applicable law, formulate different plans, strategies, or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a), (b) Each of the Reporting Persons has shared voting and shared dispositive power, and may be deemed a beneficial owner of, 16,778,446 shares of Class A Common Stock of the Issuer, which represents approximately 6.8% of the total issued and outstanding shares of Common Stock of the Issuer based upon 228,748,349.55 shares of Common Stock outstanding on July 17, 2020, as reported by the Issuer.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person or Covered Person within the last 60 days.

Item 3 is incorporated by reference into this Item 5(c).

(d) The Reporting Persons do not know of any other person having the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e) Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Warrants

The Warrants require that, if the Operating Partnership pays any distribution to holders of its OP Units, then the Operating Partnership shall concurrently distribute the same securities, cash, indebtedness, rights or other property to the holders of the Warrants as if the Warrants had been exercised into OP Units on the date of such distribution.

The Warrants include a call option that will allow the Issuer to purchase Warrants, OP Units and Class A Common Stock issued on redemption of OP Units from ACP or its transferees at a specified call price until the Common Stock is approved for trading on any securities exchange registered as a national securities exchange under Section 6 of the Exchange Act(or the equivalent thereof in a jurisdiction outside the United States) (the “Warrant Call Option”).

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the full text of the Warrant. See Item 7.

Lockup Letter

In connection with the signing of the Purchase Agreement, ACP signed a lock up letter, dated July 21, 2020 (the “Lock Up Letter”) under which ACP agreed that it will not, and it will cause its affiliates not to, transfer shares of Series B Preferred Stock and Warrants prior to December 31, 2022, or any OP Units acquired upon exercise of the Warrants or shares of Class A Common Stock issued on redemption of such OP Units until the earlier of: (x) April 24, 2023, (y) the date on which the Issuer will no longer have the right to exercise the Warrant Call Option and (z) the completion of the Issuer’s initial underwritten public offering of its Common Stock, except to certain controlled affiliates of ACP.

The foregoing description of the Lock Up Letter does not purport be complete and is qualified in its entirety by the full text of the Lock Up Letter. See Item 7.

Investor Rights Agreement

Pursuant to the terms of an Investor Rights Agreement entered into between the Issuer, the Operating Partnership and ACP on July 24, 2020, the Issuer is obligated to file a shelf registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) registering for resale the shares of Class A Common Stock issued upon redemption of OP Units (the “Registrable Securities”) prior to or on the earliest of (x) April 24, 2023, (y) the date of expiration of the Warrant Call Option and (z) 120 days following the closing of an initial public offering of the Issuer. If a Registration Statement is not effective after the applicable date described above, ACP has the right to require the Issuer to register the Registrable Securities requested to be registered within 30 or 45 days of such request. The Issuer will use reasonable best efforts to cause such Registration Statement to be declared effective by the SEC as promptly as practicable.

In addition, the Operating Partnership has agreed to modify certain provisions in its Amended and Restated Agreement of Limited Partnership (the “LPA”), solely for ACP and certain permitted transferees of ACP, to facilitate ACP’s right to redeem its OP Units under the LPA, including shortening the holding period and increasing the number of permitted redemptions of the OP Units. As a result of the shortened holding period for the OP Units, ACP will have the right to seek redemption of the OP Units any time after January 24, 2021.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Rights Agreement. See Item 7.

ACP Limited Liability Company Agreement

The Oaktree Reporting Persons and Ascendant Reporting Persons formed ACP as a joint venture vehicle and entered into an Amended and Restated Limited Liability Company Agreement of ACP, dated as of July 21, 2020, by and between Oaktree Member and Ascendant Member (the “ACP Agreement”), pursuant to which Ascendant Member manages the day to day operations of ACP, subject to certain rights of Oaktree Member and Ascendant Member, including as follows:

•

in the event Oaktree Member desires to cause ACP to initiate a sale of all or any portion of the securities of the Issuer held by ACP, then Oaktree Member shall give Ascendant Member written notice thereof and Ascendant Member shall have the right to submit an irrevocable offer (the “ROFO Offer”) to purchase the securities within ten (10) business day at the purchase price set forth in the ROFO Offer; and

•

in the event Oaktree Member causes ACP to exercise its liquidity, sale or other disposition rights with respect to the Issuer securities held by ACP, and Ascendant Member does not agree to such exercise, then such exercise shall be limited to no more than a portion of such securities equal to Oaktree Member’s percentage interest in ACP according to Oaktree Member’s and Ascendant Member’s then applicable percentage interest in ACP.

The foregoing description of the ACP Agreement does not purport to be complete and is qualified in its entirety by the full text of the ACP Agreement. See Item 7.

Items 1 and 4 are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement

Exhibit 2	Securities Purchase Agreement, dated July 21, 2020, by and among the Issuer, the Operating Partnership, ACP and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 24, 2020)

Exhibit 3	Articles Supplementary of 12% Series B Cumulative Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 24, 2020)

Exhibit 4	Warrants Certificate, dated July 24, 2020, of the Issuer (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on July 24, 2020)

Exhibit 5	Lock Up Letter, dated July 21, 2020, from ACP to CWA LLC

Exhibit 6	Investor Rights Agreement, dated July 24, 2020, by and among the Issuer, the Operating Partnership and ACP (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on July 24, 2020)

Exhibit 7	Amended and Restated Limited Liability Company Agreement of ACP, dated as of July 21, 2020 by and between Ascendant Member and Oaktree Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2020	ACP WATERMARK INVESTMENT LLC

	By:	ACP Watermark Intermediate LLC
	Its:	Managing Member

/s/ Russell Gimelstob
	Name:	Russell Gimelstob
	Its:	Chief Executive Officer

ACP WATERMARK INTERMEDIATE LLC

/s/ Russell Gimelstob
	Name:	Russell Gimelstob
	Its:	Chief Executive Officer

ASCENDANT CAPITAL GP MM LLC

/s/ Russell Gimelstob
	Name:	Russell Gimelstob
	Its:	Sole Member

RUSSELL LEWIS GIMELSTOB

/s/ Russell Gimelstob

WATERMARK GAP HOLDCO, L.P.

	By:	Oaktree Fund GP, LLC
	Its:	General Partner

	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

/s/ Ting He
	Name:	Ting He
	Its:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

/s/ Ting He
Name:	Ting He
Its:	Authorized Signatory

OAKTREE FUND GP I, L.P.

/s/ Ting He
Name:	Ting He
Its:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

/s/ Ting He
Name:	Ting He
Its:	Vice President

OCM HOLDINGS I, LLC

/s/ Ting He
Name:	Ting He
Its:	Vice President

OAKTREE HOLDINGS, LLC

/s/ Ting He
Name:	Ting He
Its:	Vice President

OAKTREE CAPITAL GROUP, LLC

/s/ Ting He
Name:	Ting He
Its:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

/s/ Ting He
Name:	Ting He
Its:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

/s/ Jessica Diab
Name:	Jessica Diab
Its:	Vice President, Legal & Regulatory

PARTNERS LIMITED

/s/ Brian Lawson
Name:	Brian Lawson
Its:	President

Schedule I

Information regarding each general partner, managing member, director or executive officer of the Reporting Persons is set forth below:

ACP Watermark Investment LLC (“ACP”)

ACP Watermark Intermediate LLC is the managing member of ACP.

ACP Watermark Intermediate LLC (“Ascendant Member”)

Russell Lewis Gimelstob is the Chief Executive Officer of Ascendant Member. Mr. Gimelstob’s principal occupation is to serve as Chief Executive Officer of the entities affiliated with Ascendant Capital GP MM LLC. Alex Halpern is the Managing Partner and Vice President of Ascendant Member. Mr. Halpern’s principal occupation is to serve as the Managing Partner and Vice President of the entities affiliated with Ascendant Capital GP MM LLC. Ascendant Capital GP MM LLC is the indirect managing member of Ascendant Member.

Ascendant Capital GP MM LLC

Russell Lewis Gimelstob is the sole member of Ascendant GP MM LLC. Mr. Gimelstob’s principal occupation is to serve as Chief Executive Officer of the entities affiliated with Ascendant Capital GP MM LLC.

Watermark GAP Holdco, L.P.

The general partner of Watermark GAP Holdco, L.P. is Oaktree Fund GP, LLC.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below:

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co- Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.
Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.
Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.
D. Richard Masson	Owner and general manager of Golden Age Farm, LLC
Mama C. Whittington	Retired
Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.
Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below:

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co- Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Brookfield Asset Management Inc.

The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Asset Management Inc. are listed below:

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario, Canada M5J 2T3	Corporate Director	U.S.A. and Canada
Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Vice Chairman of Brookfield	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario, Canada M5E 1J1	Chair of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta, Canada T2P 1N2	Corporate Director	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro RJ 22441-090	Former Chief Executive Officer of Vale SA	Brazil
J. Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada
Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario, Canada M4T 2B7	Corporate Director	Canada
Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada
Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Vice Chair, Brookfield	Canada
Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario, Canada M5J 2T3	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada
Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor, Toronto, Ontario, Canada M5J 2T2	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Janice Fukakusa, Director	43 The Kingsway, Toronto, Ontario, Canada M8X 2S9	Corporate Director	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Managing Partner and Chief Operating Officer of Brookfield	Canada

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Managing Partner and Chief Executive Officer of Infrastructure of Brookfield	Canada
Seek Ngee Huat, Director	501 Orchard Road, #08 – 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore
Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada
Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.	U.S.A.
Nicholas H. Goodman, Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Chief Financial Officer, Brookfield	United Kingdom
Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Managing Partner and Chief Executive Officer of Alternative Investments of Brookfield	Canada

Partners Limited

The name, principal occupation, address and citizenship of each of the directors and executive officers of Partners Limited are listed below:

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario, Canada M5E 1J1	Chair of Brookfield Partner Foundation	Canada
Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Vice-Chair, Brookfield	Canada
Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario, Canada M5E 1J1	Corporate Director	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada
Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Senior Vice President - Finance, Brookfield	Canada
Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Administrator and Corporate Secretary, Brookfield	Canada
Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Manager, Capital Markets and Treasury, Brookfield	Canada